LETTER FROM AUDITORS

GELFOND HOCHSTADT
PANGBURN & CO.
A Professional Corporation
Certified Public Accountants and Business Consultants
Suite 2500
1600 Broadway
Denver, CO 80202-4925
(303) 831-5000 / Fax: (303) 831-5032
A member of Horwath International

INDEPENDENT AUDITORS' REPORT

Board of Directors
Amalgamated Explorations, Inc.

We have audited the accompanying consolidated balance sheets of Amalgamated Explorations, Inc. and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amalgamated Explorations, Inc. and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ GELFONDO HOCHSTADT PANGBURN & CO.
September 3, 1999
Denver, CO

FINANCIAL DATA SCHEDULE

                      Amalgamated Explorations, Inc. and Subsidiaries
                        Consolidated Statements of Cash Flows
                     For the Nine Months Ended June 30, 1999 and 1998
                  and for the Years Ended September 30, 1998 and 1997

                                For the nine months      For the years
                                 ended June 30,          ended September 30,
                              ----------------------   ---------------------
                                 1999         1998       1998        1997
                              ---------    ---------   ---------   ---------
                                    (unaudited)
  CASH FLOWS FROM
  OPERATING ACTIVITIES
  Net loss                   $(731,966)   $(748,265)   $(863,829)  $(413,816)

  Adjustments to reconcile
  net loss to net cash
  used in operating
  activities
  Depreciation
  and amortization             142,694      80,694       106,548      95,612
  Change in operating assets
  and liabilities, net of
  effects of the purchase
  of MSP Technologies, Inc.
     Accounts receivable        11,137       29,833      (11,137)         --
     Accounts receivable,
     related parties             3,987       (7,985)      20,359      (11,747)
     Accounts payable           59,973      164.843      277,832     (262,454)
     Drilling advances         247,973       24,997       64.976          --
     Accrued expenses           31,605       28,863       37,256        4,584
                              --------     --------     -------     ---------
    Total Adjustments          497,369      321,245      506,971     (174,005)
                              --------     --------     --------     ---------
NET CASH USED IN OPERATING
ACTIVITIES                    (234,597)    (427,020)    (356,858)    (587,821)
                              ---------    ---------    ---------    ---------

CASH FLOWS FROM INVESTING
ACTIVITIES
   Cash acquired in
    acquisition of MSP
    Technologies, Inc.             --             --          --        39,561
    Proceeds from sale
    of property and equipment   15,331           --          --           --
    Additions to patents       (75,000)          --          --           --
    Purchases of property
    and equipment                --       (140,736)    (182,687)      (62,207)
                               --------   ---------    ---------      --------

NET CASH USED IN INVESTING
ACTIVITIES                    (59,669)    (140,736)    (182,687)      (22,646)
                              --------    ---------    ---------      --------

CASH FLOWS FROM FINANCING
ACTIVITIES
  Proceeds from sale of
    common stock                   440         270          270             --
  Proceeds from borrowings
    on notes payable           280,000          --           --             --
    Payments on long-term debt (10,026)      (2,649)      (3,573)    1,003,483
                               --------      --------    --------     --------

NET CASH PROVIDED BY
FINANCING ACTIVITIES           270,414       (2,379)        (3,303)  1,003,483
                               --------      --------      --------   --------

NET (DECREASE) INCREASE IN
CASH AND CASH EQUIVALENTS      (23,852)     (570,135)     (542,848)    393,016
                               --------      --------      --------    -------

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR               44,884       598,869       598,869     205,853
                                --------      --------      --------   -------

CASH AND CASH EQUIVALENTS,
END OF YEAR                    $ 21,032    $ 28,734       $ 56,021    $598,869
                               ========    ========       ========    ========


SUPPLEMENTAL SCHEDULE OF
CASH FLOW INFORMATION
    Cash paid during the
      period for Interest      $ 5,443         --          $ 1,550       $ 871
    Non-cash investing and
      financing activities
      Acquisition of MSP
      Technologies, Inc. in
      exchange for 300,000
      shares of common stock   $    --      $  --          $  --    $1,500,000


    Acquisition of patent
      technology in exchange
      for debt of $1,500,000,
      repurchase of 395,000
      shares of stock, and
      forgiveness of accrued
      royalties                $ 1,085,287  $  --          $  --    $   --


The accompanying notes are an integral part of these consolidated financial statements.


                      Amalgamated Explorations, Inc. and Subsidiaries
                           Consolidated Statement of Operations
                June 30, 1999 and 1998 and September 30, 1998 and 1997

         ASSETS
                                    June 30,               September 30,
                               -------------------      -------------------
                               1999         1998         1998          1997
                              ------       ------       ------        ------
                                  (unaudited)

  CURRENT ASSETS
  Cash and cash equivalents   $21,032      $ 28,734    $ 44,884      $ 598,869
  Accounts receivable, trade       --            --          --             --
  Accounts receivable, trade       --     -      --       11,137            --
  Accounts and notes receiv-
    able related parties        5,487         7,985       9,474         29,833
                              --------      --------    --------       -------
  Total Current Assets         26,519        36,719      65,495        628.702
                              --------      --------    --------       -------

PROPERTY AND EQUIPMENT
  Proved oil and gas
    properties                235,289       207,626     250,620         70,978
  Equipment and vehicles       30,637        30,637      30,637         29,134
  Furniture and fixtures        5,785         5,785       5,785          3,200
                              -------      --------    --------       --------
                              271,711       244.048     287,042        103,312
                              -------      ---------   --------       --------
  Less accumulated depletion,
  depreciation, and
     amortization            (17,168)       (9,577)    (11,474)        (3,883)
                             ---------     --------    --------       -------
  Net Property and Equipment  254,543       234,472     275,568         99,429
                             ========      ========    ========       ========

OTHER ASSETS
  Telluric survey tech-
    nology, net of
    $328,667, $166,557
    $191,557 and $92,600
     accumulated
     amortization           2,256,620     1,333.333   1,308,333      1,408,333
  Total Other Assets        2,256,620          --     1,308,333      1,408,333
                            ----------    ---------   ---------      ---------
  Patents                      75,000          --         --              --
                            ----------    ---------   ---------      ---------
                            2,331,620     1.333.333   1.308,333      1,408,333
                            ---------     ---------   ---------      ---------
TOTAL ASSETS              $ 2,612,682   $ 1,604,524  $ 1,649,396   $ 2,136,464
                          ===========   ===========  ==========    ===========

          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Current portion of
      notes payable        $  139,48     $      924   $   3,908   $     3,573
  Accounts payable           349,805        176,842     289,832        12,000
  Drilling advances          312,949         24.997      64,976          --
  Accrued expenses            10,219         88,686      97,077        59,910
                            ---------       --------    --------       -------

  Total Current Liabilities  812,455        291,449      455,793        75,483
                            =========      =========     ========     ========

LONG-TERM LIABILITIES
  Notes payable, net of
    current portion         1,695,746        65,255       61,346       65,255
                            ---------       -------      -------        ------
Total Long-term
    Liabilities             1,695.746        65,255       61,346        65,255
                            ---------        ------       ------        ------
Total Liabilities           2,508,201       356,704      517,139       140,738
                           ==========       =======      =======       =======

COMMITMENTS

STOCKHOLDERS' EQUITY

  Preferred Stock,
    par value $1.50,
    2,000,000 shares
    authorized, no shares
    issued and outstanding
    Common Stock, par value
    $0.0015, 50,000,000
    shares authorized,
    3,755,761, 3,910,461,
    3,910,461 and 3,670,461
    shares issued and out-
    standing, respectively       5,633         5,866        5,866       5,506
  Additional paid-in capital  3,134,969    3,430,546    3,430,546   3,430,546
  Accumulated deficit        (3,036,121)  (2,188,592)  (2,304,155) (1,440,326)
                             ----------   -----------  ----------   ---------
  Total stockholders'
    equity                     104,481     1,247,820    1,132,257   1,995,726
                             ----------   ----------   ----------   ----------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY        $2,612,682    $1,604,524    $1,649,396  $2,136,464
                           ===========    ===========   =========== ==========

The accompanying notes are an integral part of these consolidated financial statements.


Amalgamated Explorations, Inc. and Subsidiaries
Consolidated Balance Sheets
June 30, 1999 and 1998 and September 30, 1998 and 1997


                                  Nine Months Ended        For the Years Ended
                                      June 30,                September 30,
                                 -------------------      -------------------
                                   l999        1998        l998         l998
                                  ------      -------     ------        -----
                                     (unaudited)
REVENUES
  Oil and gas sales              $ 63,981     $ 64,728    $ 205,103          0
  Telluric sales                  198,818      159,056      260,778    134,597
  Interest and other                  550       10,195       10,669     19,500
                                 --------      -------      -------    -------
  Total Revenues                  263,349      233,979      540,531    154,097
                                 --------      -------      -------    -------

COST AND EXPENSES
  Oil and gas production            8,947       12,361       46,628          0
  Oil and gas exploration         307,430      458,174      623,693     43,507
  Cost of Telluric sales          126,050      123,828      137,120    145,910
  General and administration      404,752      305,948      419,841    277,410
  Depreciation depletion          142,694       80,740      106,548     95,612
     and amortization
  Interest and other                5,442        1,193        6,549      5,474
                                 --------      -------      -------    -------
  Total Costs and Expenses        995,315      982,244    1,340,379    567,913
                                 --------      ------      -------    -------

NET LOSS                         $(731,966)   $(748,265)  $(799,848)  $(413,816)
                                 ==========   ==========  ========== ==========
NET LOSS PER SHARE                  $(0.18)      $(0.21)     $(0.22)    $(0.12)
                                 ==========   ==========  ========== ==========
WEIGHTED AVERAGE OUTSTANDING      4,146,065    3,638,238   3,638,238  3,517,129
                                 ==========   ==========  ========== ==========


The accompanying notes are an integral part of these consolidated financial statements.

Amalgamated Explorations, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity (Deficit) For the Periods from September 30, 1996 to June 30, 1999 (unaudited)

                                          Additional    Accum        Total
                         Common Stock      Paid-In      ulated    Stockholders'
                      Shares    Amount     Capital     Deficit
Equity(Deficit)
                    ---------   -------   ---------    --------  ------------
[S]                 [C]         [C]       [C]         [C]          [C]

Balances,
September 30,1996,
As previously
reported            $2,970,707  $4,456   $5,618,810  $(1,026,510)  $4,596,756
                    -----------  -------  ----------  ------------- ----------
-
Restatement
 (see Note 1)            --        --    (4,690,697)        --     (4,690,697)
Balances, September 30, 1996,
as restated          2,970,707    4,456      928,113   (1,026,510)    (93,941)

Issuance of stock
 in exchange for
 MSP Technologies,
 Inc.                  300,000      450    1,499,550         --     1,500,000
Sale of common stock   399,754      600    1,002,883         --     1,003,483

Net loss                  --        --        --        (413,816)    (413,816)
                    -----------   ------   ----------  -----------  ----------

Balances,
September 30,1997     3,670,461   5,506    3,430,546   (1,440,326)  1,995,726

Issuance of
  additional stock in
  exchange for MSP
  Technologies, Inc.     60,000       90         --          --            90

Exercise of Option      180,000      270         --          --           270

Net loss                  --          --         --       (863,829)  (863,829)

Balances,
  September 30, 1998  3,910,461    5,866    3,430,546   (2,304,155) 1,132,257

Issuance of
  additional stock in
  exchange for MSP
  Technologies, Inc.
  (unaudited)           240,000      360                                  360

Repurchase of stock
  in exchange for
  debt and acquisition of patent
  (unaudited)          (395,000)    (593)    (295,577)               (296,170)

Net loss (unaudited)       -          -          -        (731,966)  (731,966)

Balances, June 30,
  1999 (unaudited)    $3,755,461   $5,633   $3,134,969   $(3,036,121)  104,481


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Amalgamated Explorations, Inc. and Subsidiaries
Notes To Consolidated Financial Statements
For the Years Ended September 30,1998 and 1997

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations:
On February 12, 1996, the stockholders of Gold Basin Exploration, Inc. ("Gold Basin") approved a merger with Amalgamated Explorations, Inc. ("Amalgamated"). For financial statement purposes, Amalgamated Explorations, Inc. is considered the acquiring Company, and this transaction has been accounted for as a purchase of Gold Basin by Amalgamated. The combined entity retained Amalgamated's capital structure. Each share of Gold Basin's common stock was exchanged for one share of Amalgamated's common stock. Certain officers and directors of Gold Basin were officers and directors of Amalgamated at the date of the purchase. The net assets of Gold Basin acquired in the merger were recorded at their net historical value, which approximated their fair market value.

Amalgamated Explorations, Inc. (formerly Sue Wong International, Inc.) was incorporated on May 5. 1986 under the laws of the State of Colorado. The Company engages in oil and gas exploration and production and telluric surveys. For the year ended September 30, 1997, the majority of the Company's assets and revenues are utilized in its telluric surveys, which are conducted primarily in the Rocky Mountain region of the Unites States.

Principles of Consolidation:
The consolidated financial statements include the accounts of Amalgamated, Gold Basin, and MSP Technologies, Inc. (referred to collectively as the 'Company'). All significant inter Company transactions and accounts have been eliminated from the consolidated financial statements.

Cash and Cash Equivalents:
Cash and cash equivalents include investments that are readily convertible into cash and have an original maturity of three months or less. All short-term investments are held to maturity and are reported at cost.

Fair Value of Financial Instruments:
The Company's on-balance sheet financial instruments consist of cash, cash equivalents, accounts receivable, accounts payable, other accrued liabilities and notes payable. Except for long-term debt, the carrying amounts of such financial instruments approximate fair value due to their short maturates.
At September 30, 1998, based on rates available for similar types of debt, the fair value of long-term debt was not materially different from its carrying amount. The Company has no material off-balance sheet financial instruments.

Oil and Gas Properties:
The Company uses the successful effort method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period, Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the units of production method. At September 30, 1998, substantially all of the Company's oil and gas properties were proved properties.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion and amortization are eliminated from the property accounts, and the gain or loss is recognized. On the retirement or sale of a partial unit of proven property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in operations.

Other Property and Equipment:
Other property and equipment is recorded at cost and depreciated over the estimated useful lives (three to seven years) using the straight-line method. The cost of normal maintenance and repairs is charged to expense as incurred. Significant expenditures that increase the life of an asset are capitalized and depreciated over the estimated useful life of the asset. Upon retirement or disposition of assets, related gains or losses are reflected in operations.

Intangible Assets:
Intangible assets, currently consisting of the Company's telluric survey technology, are amortized over the estimated 15 year useful life of the technology is using the straight-line method.

Long-lived Assets:
Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Concentration of Credit Risk:
The Company sells oil and gas production and telluric surveys to oil and gas companies and pays vendors for oil and gas services and general and administrative expenses. The risk of non-payment by the purchasers is considered minimal and the Company does not obtain collateral for sales to them. Joint interest receivables and receivables from the sales of telluric surveys are subject to collection under the terms of operating agreements and contracts which provide lien rights, and the Company considers the risk of loss to be minimal.

The Company is exposed to credit losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subjects to credit risk, but does monitor the credit standing of counterparties.

Substantially all of the Company's oil and gas sales were to one customer. Non oil and gas sales to customers in excess of 10% of total revenues for the years ended September 30, 1998 and 1997 were:

                       1998      1997
                       ----      ----
Customer A          $66,700   $46,400
Customer B          $56,900   $25,800


Research and Development Costs:

Research and development costs are charged to operations in the period incurred. Research and development costs approximated $39,498 and $17,900 for the years ended September 30, 1998 and 1997, respectively.

Stock-Based Compensation:
The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation. As permitted under SFAS No. 123, the Company has elected to continue to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees."

Per Share Data:
Basic loss per share is computed by dividing net loss by the weighted average number of common during the period. Diluted loss per share reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, unless the effect is reduce a loss or increase earnings per share. The Company had no potential common stock instruments, which would result in diluted loss per share during 1997 and 1998.

Restatement.
During the preparation of the September 30, 1997 financial statements, an error was discovered in previously-issued financial statements in which the oil and gas properties received in the exchange with Gold Basin were recorded at fair market value, not historical predecessor cost as required by generally accepted accounting principles. Prior to the share exchange between Amalgamated and Gold Basin, two officers of Gold Basin assigned all of their rights to oil and gas leases covering approximately 2,000 acres of property to Gold Basin. The effect of the error overstated oil and gas properties, and common stock and additional paid-in capital, by approximately $4,700,000. The error had no effect on net loss or accumulated deficit.

Use of Estimates and Significant Risks:
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of estimates relate to oil and gas reserves, fair value of financial instruments, future cash flows associated with long-lived assets, valuation allowance for deferred tax assets, and useful lives for depreciation, depletion and amortization. Actual results could differ from those estimates.

The Company and its operations are subject to numerous risks and uncertainties. Among these are risks related to the oil and gas business (including operating risks and hazards and the regulations imposed thereon), risks and uncertainties related to the volatility of the prices of oil and gas, uncertainties related to the estimation of reserves of oil and gas and the value of such reserves, the effects of competition and extensive environmental regulation, and many other factors, many of which are necessarily out of the Company's control. The nature of oil and gas drilling operations is such that the expenditure of substantial drilling and completion costs is required well in advance of the receipt of revenues from the production developed by the operations. Thus, it will require more than several quarters for the financial success of that strategy to be demonstrated. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered.

Income taxes:
Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.


Note 2. ACQUISITION OF MSP TECHNOLOGIES. INC.

On November 13, 1996, Amalgamated issued 300,000 shares of its common stock in exchange for all of the issued and outstanding shares of MSP Technologies, Inc. ("MSP"), a Company specializing in telluric surveys, a technology used in detecting hydrocarbons. The acquisition was accounted for as a purchase. Accordingly, the accompanying consolidated statement of operations does not include any revenues or expenses of MSP prior to the acquisition. The Company's unaudited pro forma results for 1997 assuming the acquisition occurred on October 1, 1996 are not materially different than actual results as MSP did not have significant operations from October 1, 1996 to November 13, 1996.

The MSP acquisition agreement required Amalgamated to issue additional shares of its common stock if the market price of the Company's common stock price falls below $5.00. On May 27, 1998 and October 5, 1998, an additional 60,000 and 240,000 shares, respectively, were issued pursuant to this provision of the agreement.

On July 9, 1999, the Company and the former stockholders of MSP signed an agreement whereby the Company agreed to pay the former MSP stockholders $1,500,000 in monthly principal payments of $20,000 bearing interests at 5% annually. In exchange, the Company received the patents to the Technology. Additionally, the Company will receive 395,000 shares of the Company's stock upon payment of the $1,500,000 and will not have to pay any royalties for use of the Technology.

Under the Settlement Agreement of July 1999, the transfer of title documents for the Patent remains in escrow pending full payment. In the event of a default the inventor / owner receives the patent back. In the meantime MSP Technologies retains the full use of the License to the technology.

Note 3. COMMITMENTS

The Company leases office space under a month-to month rental agreement. Rent expense was $8,509 and $5,286 for the years ended September 30, 1998 and 1997, respectively.

Pursuant to an agreement dated April 6, 1997, between MSP and an individual who provides electronic assembly services, the individual is to receive a 10% commission on gross sales related to the Telluric Survey Technology. The commission is payable monthly based on cash collections during that month. Commission expense was $26,080 and $17,830 for the years ended September 30, 1998 and 1997, respectively.

Pursuant to a separate License Agreement dated November 11, 1996, between the licensors (who were original stockholders of MSP) and MSP, all sales to third parties (including Amalgamated) were to bear an additional 10% royalty. The cumulative royalties paid to the licensors can not be less than the following minimum royalties per calendar month:

1998                             $3,500
1999 and thereafter              50,000

Royalty expense was $42,000 and $44,963 for the years ended September 30, 1998 and 1997, respectively, which is accrued in the accompanying consolidated balance sheet. As a part of the July 9, 1999 settlement with the former stockholders of MSP, the Company will not have to pay any past or future royalties for use of the Technology.


Note 4. NOTES PAYABLE

Notes payable at September 30 consist of the following:

                                           1998           1997
                                           ----           ----
Note payable to an investment
Company, unsecured, interest
at 10%, interest and principal
due November 19, 1999		           $50,000       $50,000

Note payable, bank, secured
by auto, interest at 9%, due
in monthly installments of
$427 through March 2000		            15,254         18,828
                                          ------         ------
Total                                     65,254         68,828

Less current portion                      (3,908)       (3,573)

Long-term portion                        $61,346       $65,255


Aggregate maturities of long-term debt at September 30, 1998 are as follows:


September 30, 1999        $ 3,908
September 30, 2000         54,275
September 30, 2001          4,676
September 30, 2002          2,395
                           ------
Total                     $65,254

On February 15, 1999, the Company entered into a $450,000 loan agreement. Advances under the loan agreement bear interest at 12%. Principal and interest are payable on December 31, 1999. The loan agreement is collataralized by a mortgage, security agreement, and assignment of production and proceeds on substantially all of the Company's assets. In addition, the Company agreed to issue a warrant to purchase one share of the Company's common stock for each two dollars of principal advanced. The warrant will have an initial exercise price of $0.50 per share and will be exercisable any time prior to December
31, 2000.


Note 5. EQUITY

Preferred Stock:
The Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock having a par value of $1.50 per share, to establish the number of shares to be included in each series, and to fix the designation, rights, preferences and limitations of the shares of each series.

Common Stock:
During 1997, the Company sold shares of its common stock pursuant to a private placement memorandum. A total of 199,877 units were sold, each unit consisting of two shares of the Company's common stock and a Class A Warrant to purchase one share of the Company's common stock at an exercise price of $5.00. Each Class A Warrant is exercisable for two years, expiring in the Company's 1999 fiscal year. All of the 199,877 Warrants remain outstanding at September 30, 1998.

On March 20, 1995, a consulting firm was granted an option by the former principals of Sue Wong International, Inc. entitling the firm to purchase up to 244,000 shares of common stock at the option price of $.001 per share until March 20, 2001. A provision in the option allowed the firm to purchase an aggregate number of common shares equating to 7.5% of the outstanding shares of the Company's stock as of the date the options are exercised. Effective December 1, 1997, the firm exercised 180,000 options for the purchase of 1 80,000 shares of the Company's common stock for $180 and all remaining provisions of the option were canceled.

Stock Option Plans:
The Company's board of directors has adopted a Stock Option Plan (the
'Plan"). The Plan is intended for key employees, including officers and directors who are employees, under which a total of 200,000 shares of common Stocks have been reserved for the exercise of the options. The exercise price shall be equal to 100% of the fair market value of the common stock at the date of the grant. The exercise price for a person owning more than 10% of the total combined total voting power of the common stock will be 10% of the fair market values and must be approved by a majority of the stockholders.
The options are immediately exercisable for a maximum period of ten years from the date of grant. No options have been granted or are outstanding under the Plan.

The Company's board of directors has also adopted a Stock Option Plan for Non-Employee directors and technical advisors (the "Directors Plan"), under which a total of 300,000 shares of common stock have been reserved for the exercise of the options. A committee shall set the exercise price consisting of members of the Board. The options are immediately exercisable for a maximum period of ten years from the date of grant. No options have been granted or are outstanding under the Directors Plan.

The Company's board of directors has also adopted a Compensatory Benefit plan intended for key employees, including officers and directors, under which a total of 100,000 shares of common stock has been reserved. The purpose of this plan is to allow certain compensation to be paid in stock in lieu of cash. All common stock issued pursuant to this plan will be valued at fair market value established each day as the average of that day's high and low bid prices and the high and low ask prices as quoted by N.A.S.D. Regulatory Systems. No stock has been issued under this plan.


Note 6. INCOME TAXES

The Company incurred a loss for book and tax purposes for the years ended September 30, 1998 and 1997. Thus there is no income tax benefit or expense. Deferred tax assets are comprised of the following as of September 30:


                                          1998               1997
                                          ----               ----

Net operating loss carry forward       $475,000           $150,000

Less valuation allowance               (475,000)          (150,000)

Net deferred tax assets (liabilities)  $     --           $     --

At September 30, 1998, for US Federal income tax purposes, the Company had a net operating loss ("NOL') carry forward of approximately $1,200,000 which expires in varying amounts through 2018.

Note 7. RELATED PARTY TRANSACTIONS

Prior to the merger between Amalgamated and Gold Basin, two officers of Gold Basin assigned all of their rights to oil and gas leases covering approximately 2,000 acres of property to Gold Basin.

The accounts receivable from related parties consist primarily of joint interest billings and other ordinary transactions to directors, officers, shareholders, employees and affiliated entities for drilling and operating costs incurred on oil and gas properties in which these related parties participate with the Company and for other insignificant items. These amounts will generally be settled in the ordinary course of business, without interest.

Related party notes receivable include $7,700 and $27,060 at September 30, 1998 and 1997 of loans to employees and other related parties, which bear interest at varying rates from 3% to 10% and are unsecured.


Note 8. SUPPLEMENTARY INFORMATION ON OIL AND GAS OPERATIONS

Certain historical costs and operating information relating to the Company's oil and gas producing activities for the years ended September 30, 1998 and 1997 are as follows:


Capitalized Costs Relating to Oil and Gas Activities:
Oil and gas properties                  $ 250,620      $ 70,978
Less accumulated depreciation,
depletion and amortization                     --            --

Capitalized costs relating to
oil and gas properties                  $ 250,620      $ 70,978

Costs Incurred in Oil and Gas
Producing Activities:

  Property acquisition costs             $ 48,710      $ 70,978
  Oil and gas production costs             46,628            --
  Exploration, geological and
  Geophysical costs                       623,693        43,507
  Development costs                       135,932            --

Costs incurred in oil and gas
producing activities                    $ 854,963      $114,485

Results of Operations from Oil and
Gas Producing Activities:
Oil and gas sales                       $ 205,103            --
Oil and gas production costs             (46,628)            --
Exploration, geological and geophysical
and dry hole costs                       (623,693)      (43,507)
Depletion                                      --            --

Results of operations from oil and gas
Producing activities                    $(465,218)    $(43.507)

